NEWS RELEASE

CURRENT TECHNOLOGY APPOINTS DR. NIGEL JOHN RULEWSKI
TO MEDICAL AND SCIENTIFIC ADVISORY BOARD

VANCOUVER, British Columbia, January 10, 2006 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology is pleased to announce the appointment of Nigel John Rulewski, MB, BS, DRCOG, DCH to its Medical and Scientific Advisory Board.  Dr. Rulewski will also serve as Special Medical Advisor to the Chief Executive Officer and Managing Director of Current Technology (UK) Ltd.

Dr. Rulewski has over 20 years experience in senior management positions in the pharmaceutical industry in both Europe and the United States. He served as Associate Medical Director of Fisons Corporation, Medical Director of Serono Inc., and Chief Medical Officer of Astra USA, Inc. (subsidiary of AstraZeneca Plc.), responsible for management of approximately 200 personnel and an R & D budget of $90 million per year. More recently, he established a pharmaceutical licensing and consulting company with a particular focus on the central nervous system (CNS) and oncology. Dr. Rulewski has identified, negotiated and in licensed 25 compounds from academia, biotechnology and established pharmaceutical companies in both Europe and the United States and was instrumental in the formation of two public oncology companies and prepared the intellectual property portfolios for three additional companies.

Dr. Rulewski brings a unique combination of abilities and experiences to the Company.  He has been responsible for launching eight products in the US market, has directed dozens of submissions to the US Food and Drug Administration including NDAs, INDs, and ANDAs, has extensive experience in licensing and business development and most recently has been a significant contributor to fund raising activities in the tens of millions of dollars for a number of biotechnology companies
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A resident of Boston, Massachusetts and citizen of the United Kingdom, Dr. Rulewski received his medical training at St. Bartholomew’s Hospital Medical School (University of London) and was awarded the Ernest Withers Prize in Ophthalmology.  He completed post-graduate education in two specialties and earned a Diploma of the Royal College of Obstetrics and Gynecologists and Diploma of Child Health of the Royal College of Physicians.  After practicing medicine in the United Kingdom, Dr. Rulewski joined the pharmaceutical industry.

“The ETG technology being offered by Current Technology in the area of hair regrowth is a highly innovative approach to an area currently underserved by existing treatments,” said Dr. Rulewski.  “This new approach offers what appears to be a side effect free method of restoration that will be of great interest to the aging baby boomers as well as to those experiencing hair loss as a side effect of chemotherapy.”

Anne Kramer, Current Technology Chairman said, “We are especially appreciative of Dr. Rulewski’s interest in the use of our ETG technology to assist those experiencing chemotherapy induced hair loss.  His considerable expertise in oncology research and regulatory affairs will be most beneficial as we look at moving our ETG technology forward in those areas.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

Current Technology Updates UK Subsidiary

VANCOUVER, British Columbia, January 5, 2006 /PRNewswire-FirstCall via COMTEX/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

On December 19, 2005 Current Technology (the “Company”) reported its wholly owned subsidiary, Current Technology (UK) Ltd. (the “Subsidiary”), had commenced operations in London, England.  Last week, on December 28 and 29, 2005, the Subsidiary’s Board of Directors consisting of Thomas R. Byrne (Anchorage Capital Partners Limited Managing Director), Robert Kramer (Company CEO) and Herman Kullar (Subsidiary Managing Director and CFO) met in London with the following results:

1.   The size of the private equity offering to be increased from 3 million to 3.5 million Pounds Sterling (approximately $6 million USD) to facilitate submission to the United States Food and Drug Administration (“FDA”) for approval for the use of ElectroTrichoGenesis as a medical device for the treatment of chemotherapy induced hair loss and/or alopecia areata.  The Company cannot predict either if or when such approval may be obtained.  However, if FDA approval is obtained, it is the intention of the parties that the Company and its Subsidiary will market ElectroTrichoGenesis in the United States on a 50/50 joint venture basis.

2.   Appointment of Herman Kullar as Managing Director as well as Chief Financial Officer and Secretary of the Subsidiary.  Mr. Kullar’s broad background includes eight years (1995-2003) as Financial & Commercial Director of Peter Gabriel, Ltd./Real World Group, the music publishing and recording company.  Mr. Kullar has commenced his position with the Subsidiary on a full time basis effective January 1, 2006.

3.   Appointment, subject to financing, of the Director of Marketing.  Ms. Emma French has an impressive background of new business development and international marketing.  Her entrepreneurial background combined with her experience in multi-national corporations should add tremendous value to our efforts.

4.   Appointment, subject to financing, of the Director of Sales.  The appointee is a licensed medical practitioner, having served as an Officer in the Royal Air Force, with an impressive background in medical technology sales.

5.   Finalization of the financial model, setting the stage for completion of the Business Plan this week and commencement of the capital raising effort next week.

Commenting on recent activities, Anchorage Capital Partners Ltd. Managing Director Thomas R. Byrne states, "Having successfully assembled a top notch management team, we are particularly happy with the Company's decision to participate in the FDA approval process in the U.S.  We view this as a very positive move for both the Parent Company as well as for the newly created subsidiary in the United Kingdom."

“We have made significant progress,” states Company CEO Robert Kramer.  “While Anchorage is presenting the Subsidiary to the private equity market in the UK, Herman Kullar will be introducing the TrichoGenesis technology to spas/salons/health clubs in the UK and other areas in Europe and the Middle East, employing our newly developed revenue sharing model.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100